

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2020

Christopher R. Jones
Tallgrass Energy, LP
4200 W. 115th Street
Suite 350
Leawood, KS 66211

> **Re:** **Tallgrass Energy LP**
> **PREM14A filed January 21, 2020**
> **File No. 1-37365**
>
> **Schedule 13E-3 filed January 21, 2020**
> **Filed by Tallgrass Energy GP, LLC,** *et al.*
> **File No. 5-88849**

Dear Mr. Jones:

The staff in the Office of Mergers and Acquisitions has conducted a limited review of the filings listed above. We have limited our review of your proxy statement and Schedule 13E-3 to those issues we have addressed in the comments below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. Defined terms used here have the same meaning as in your proxy statement.

Schedule 13E-3 - General

1. Affiliates of TGE are parties to the Purchase Agreement signed January 30, 2019, as well as the March 2019 Lock-Up and Non-Compete Agreements, pursuant to which those affiliates are entitled to convert or exchange their Retained Interests into equity in TE, TGE or their successor entities after the Merger. They have also agreed to vote their shares in the Merger in accordance with the recommendation of the TGE GP Board. In addition, we note the disclosure on page 22 of the proxy statement that Blackstone

wanted to ensure key members of management were incentivized to remain and grow the business of TGE after the acquisition. In light of their interest in the transaction not shared by other shareholders, tell us why the Lock-Up Parties are not included as filers on the Schedule 13E-3 or revise to include them, along with all of the disclosure required by the Schedule.

2. See our last comment above. We note that Jasmine Ventures Pte. Ltd. and Enagas have voting or dispositive authority over 44.36% of the Class A and Class B shares pursuant to their Equityholders Agreement with certain Blackstone affiliates. Supplementally provide your analysis, with a view to further disclosure, as to whether these entities are also engaged in this going private transaction by providing further details about their involvement with TGE before and after the Merger.

Schedule 14A filed January 21, 2020

General

3. Please revise to provide a Special Factors section at the forepart of the proxy statement that includes the disclosure required by Items 7, 8 and 9 of Schedule 13E-3 for each filer on the Schedule. See Rule 13e-3(e)(1)(ii).

4. As a filing person on the Schedule 13E-3 and the issuer whose unaffiliated shareholders are being cashed out in the Merger, Tallgrass Energy LP has an obligation to satisfy the disclosure requirements of the Schedule, including with respect to the fairness determination. Revise generally to be clear (if accurate) that the Conflicts Committee recommendation and other disclosures are provided on behalf of the issuer, instead of just on behalf of TGE GP. (We note the statement in the second paragraph on page 37, but this should be clearly stated at the forepart of the disclosure document, where the role of the Conflicts Committee and its opinions are expressed).

The Merger – Background of the Merger, page 21

5. We note the disclosure on page 24 of the proxy statement that during the summer of 2019, Blackstone consulted with financial advisors regarding a possible going private transaction. As part of that analysis, it engaged in discussions with GIC SI, Enagas and several additional parties including USS and NPS. Please summarize any oral or written reports prepared by Citi or any other advisor in connection with evaluating a transaction which are not already summarized in the proxy statement.

Reasons for the Conflict Committee's Recommendation, page 32

6. See our comment above. Item 1014 of Regulation M-A requires TGE to express and support its view as to the fairness of the Merger to unaffiliated shareholders. In this section, the Conflicts Committee recommends the Merger, but does not appear to express

(on behalf of TGE – see our comment above), a view as to the substantive and procedural fairness of the Merger, as required by Item 1014. Please revise.

7. Refer to Instruction 2 to Item 1014 of Regulation M-A. Revise to describe how TGE (or the party expressing a fairness determination on its behalf) considered each of the factors listed. If it did not consider some of the factors listed, explain why. For example, it does not appear that your discussion includes an analysis of the net book value, liquidation value, price paid in prior purchases by affiliates or going concern value of the shares. (Please also address this comment on behalf of all other filing persons on the Schedule 13E-3).

8. Discuss how TGE or its designated representative acting on its behalf, considered and reached a conclusion about the procedural fairness of the Merger, including how it considered the procedural safeguards set forth in Item 1014(c), (d) and (e). (Please also address this comment on behalf of all other filing persons on the Schedule 13E-3).

9. Refer to the disclosure on page 35 of the proxy statement. Provide further details about the "negative sentiment expressed by certain holders of Class A shares concerning the Lock-Up and Non-Compete Agreements." Describe when and by whom these sentiments were expressed and in what manner, and provide context as appropriate.

10. See our last comment above. Your expanded disclosure should explain the conflicts created by the Non-Compete and Lock-Up Agreements, rather than simply describing the terms of those Agreements.

Certain Financial Projections, page 37

11. For all projections disclosed, expand the discussion of the underlying assumptions and limitations on the figures presented. For example, at the bottom of page 38, you reference "numerous material assumptions," but the bullet points there are very generic and don't detail the specific assumptions made.

Opinion of Evercore – Financial Advisor to the Conflicts Committee, page 41

12. We note the disclosure in the second paragraph on page 41 that "Evercore's opinion should not be construed as creating any fiduciary duty on Evercore's part to any party…" (Similar language appears in the Summary section at the beginning of the proxy statement). We further note the following language on page 4 of Evercore's opinion included as Annex C: "The letter, and the opinion expressed herein, is provided for the information and benefit of the Conflicts Committee (in its capacity as such) in connection with the evaluation of the proposed Merger, and is not rendered to or for the benefit of, and shall not confer rights or remedies upon, any other person." Please delete this language in the proxy statement and the attachment. Alternatively, revise to disclose the legal basis for Evercore's and TGE's belief that security holders cannot rely on the opinion to bring state law actions, including a description of any state law authority on such a defense. If no such authority exists, disclose that this issue will be resolved by a

court, resolution of this issue will have no effect on rights and responsibilities of TGE under state law, and the availability of the defense will have no effect on the rights and responsibilities of either Evercore or TGE under the federal securities laws.

13. We note the following disclosure in the Evercore opinion: "This opinion may not be disclosed, quoted, referred to or communicated (in whole or in part) to any third party for any purpose whatsoever except as set forth in our engagement letter with the Partnership and the Conflicts Committee, dated September 5, 2019, or as set forth in Section 4.6 of the Merger Agreement or otherwise with our prior written consent." Please disclose that Evercore consents to the use of the opinion and the references to it in the proxy statement and Schedule 13E-3.

14. While a summary is necessarily a selective presentation of information, Item 1015 requires your description of the reports received by Evercore and Citi and summarized in the proxy statement to be complete. Please revise the language to the contrary throughout the proxy statement where you describe those summaries. See for example, the disclaimer in the second paragraph on page 43 and the language in the last paragraph on page 58.

Corporate Level – Peer Group Trading Analysis, page 44

15. You state that Evercore chose the peer group because it deemed the selected peers to have "certain characteristics that are similar to TGE, including size and asset base." Expand the discussion of how this peer group was selected to describe all of the material factors that resulted in Evercore choosing these peers. Provide similar expanded disclosure throughout the proxy statement, where Evercore or Citi compared this transaction or TGE to other companies or other transactions. As examples only, we direct your attention to the disclosure under "REX and Non-REX Natural Gas Transportation" on page 48 and the disclosure under "Crude Oil Transportation and Stanchion" on page 49.

General, page 58

16. The disclosure in the last paragraph, second to last sentence on page 58 states that Evercore "may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions." Which factors and analyses Evercore weighted more heavily, versus those it did not consider or granted little weight, is an important part of its analysis that should be described for shareholders. Please revise to address.

17. Refer to the disclosure concerning Evercore's compensation on page 59. Clarify whether the $500,000 Evercore received upon execution of the engagement letter is in addition to the $1,250,000 paid when its opinion was rendered and the $500,000 Evercore will receive upon consummation of the Merger.

Citigroup Global Markets, Inc. Financial Advisor…, page 60

18. It appears from the description of the Citi Discussion Materials on page 60 that Citi received and used in its analyses financial forecasts relating to TGE. Please disclose these financial forecasts or refer to where they are already disclosed (to the extent applicable).

19. Expand the disclosure in this section to describe each analysis performed by Citi and the results yielded. See Item 1015 of Regulation M-A. We note that the disclosure in the proxy statement should summarize in reasonable detail the materials included as Exhibits 99(C)(8), (9) and (10) of the Schedule 13e-3 and provided by Citi, as well as any other written or oral reports it prepared in connection with this going private transaction.

20. Refer to the last sentence, second paragraph in this section on page 60. There you state: "[t]he Discussion Materials were not based on certain procedures typically applicable to Citi's materials or presentations in connection with delivering an opinion." Expand to describe what typically-applicable procedures were omitted or modified here, and to explain more specifically why and how Citi's procedures differed (other than the generic explanation that it was not being asked to provide an opinion).

Miscellaneous, page 62

21. We note the disclosure in the first section of this section that "BIA has agreed to pay Citi for its services in connection with the Transaction an aggregate fee of up to $4 million contingent upon consummation of the Merger." Revise to be more specific about the circumstances under which Citi will receive the full $4 million compensation, and what other amounts it could earn in connection with its work here. See Item 1009 of Regulation M-A and Item 14 of Schedule 13E-3.

Position of the Blackstone Parties as to the Fairness of the Merger, page 61

22. We note the following statement in paragraph two of this section on page 63: "The Blackstone Parties did not undertake an independent evaluation of the fairness of the Merger to the TGE Unaffiliated Shareholders or engage a financial adviser for such purpose." Each filing person must independently analyze fairness to unaffiliated shareholders, or adopt the analysis of another filing person. Please revise this section accordingly.

The Blackstone Parties' Purpose and Reasons for the Merger, page 63

23. Your disclosure of the reasons for the timing of the Merger is not clear, since the reasons cited do not relate specifically to timing. Please revise to clarify.

We remind you that TGE and other filing persons on the Schedule 13E-3 are responsible for the accuracy and adequacy of their disclosures in both filings, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at 202-551-3263 with any questions.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Mollie Duckworth, Esq.
Baker Botts L.L.P.
(via email)

Keith Fullenweider, Esq.
Vinson & Elkins L.L.P.
(via email)